UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. 12)*
ULTRATECH, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
904034105
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	904034105

1	NAMES OF REPORTING PERSONS Arthur W. Zafiropoulo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		2,230,089

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,230,089

WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,230,089

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.

(a)	Name of Issuer:
Ultratech, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
3050 Zanker Road, San Jose, CA 95134
Item 2.

(a)	Name of Person Filing:
Arthur W. Zafiropoulo

(b)	Address of Principal Business Office or, if none, Residence:
c/o Ultratech, Inc., 3050 Zanker Road, San Jose, CA 95134

(c)	Citizenship:
United States of America

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
904034105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
    If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 2,230,089*

(b)	Percent of class: 9.5%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 2,230,089*

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 2,230,089*

(iv)	Shared power to dispose or to direct the disposition of:

*	Includes 100,000 shares held by a charitable foundation in the name of the “Zafiropoulo Family Foundation” established pursuant to Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, of which the Reporting Person has voting or dispositive power only to the extent that he is on the board of directors of the foundation, and 1,179,075 shares held by a revocable living trust of which the Reporting Person is the sole trustee and sole primary beneficiary.

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certifications.
Not Applicable
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2009 Date

/s/ Arthur W. Zafiropoulo Signature

Arthur W. Zafiropoulo, Chief Executive Officer Name/Title